Exhibit 99.1

FOR IMMEDIATE RELEASE

Editorial Contact	**Investor Contact**
Suresh Panikar	Nicole Noutsios
Adaptec, Inc.	NMN Advisors
(408) 957-2393	(510) 451-2952

Adaptec Reports Second Quarter Fiscal 2009 Results
Company Continues to Maintain Profitability and Generate Cash

MILPITAS, Calif. – October 21, 2008 – Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, today reported its financial results for the second quarter of fiscal 2009, which ended on September 26, 2008.

"The Company has made significant progress in the past year. In the second fiscal quarter we executed on several strategic initiatives that we believe further strengthen our competitive position. We have maintained a rapid pace of innovation and launched our Green Power initiative with the introduction of Adaptec Intelligent Power Management. We further strengthened our technology portfolio by completing the acquisition of Aristos Logic. In addition, we expanded our OEM business by announcing that IBM is integrating our RAID Storage Processor (RSP) technology into its IBM BladeCenter S," said S. "Sundi" Sundaresh, President and CEO of Adaptec. "And beyond our operational accomplishments, our top line results exceeded the Company's guidance and we continued to maintain profitability and generate cash."

Net revenues from continuing operations for the Company's second quarter of fiscal 2009 were $31.7 million, compared with $37.7 million for the second quarter of fiscal 2008. Gross margins, computed on a generally accepted accounting principles (GAAP) basis, from continuing operations were 42% for the second quarter of fiscal 2009, compared with 36% for the second quarter of fiscal 2008. Non-GAAP gross margins for the second quarter of fiscal 2009 were 44%, compared with 36% for the second quarter of fiscal 2008.

The Company's GAAP income from continuing operations, net of taxes, for the second quarter of fiscal 2009 was $3.3 million, or $0.02 per share, compared with a loss from continuing operations, net of taxes, of ($6.5) million, or ($0.05) per share, for the second quarter of fiscal 2008. GAAP net income for the second quarter of fiscal 2009 was $3.3 million, or $0.02 per share, compared with a net loss of ($7.6) million, or ($0.06) per share, for the second quarter of fiscal 2008.

Non-GAAP income from continuing operations, net of taxes, for the second quarter of fiscal 2009 was $4.0 million, or $0.03 per share, compared with a non-GAAP loss from continuing operations, net of taxes, of ($1.5) million, or ($0.01) per share, for the second quarter of fiscal 2008. Non-GAAP net income for the second quarter of fiscal 2009 was $4.0 million, or $0.03 per share, compared with a non-GAAP net loss of ($2.4) million, or ($0.02) per share, for the second quarter of fiscal 2008. The non-GAAP results for all periods presented, including, but not limited to, the second quarters of fiscal 2009 and 2008, as defined below in the section "Use of Non-GAAP Financial Measures," differ from results measured under GAAP as they exclude stock-based compensation expense, expense associated with the management liquidation pool, amortization of acquisition-related intangible assets, restructuring costs, gain on repurchase of 3/4% convertible notes, other specified charges or gains, and tax differences due to GAAP versus non-GAAP measurements. A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables at the end of this press release.

Conference Call

The Adaptec second quarter fiscal 2009 earnings conference call is scheduled for 2:00 p.m. Pacific Time on October 21, 2008. Individuals may participate via webcast by visiting www.adaptec.com/investor 15 minutes prior to the call. A telephone replay of the teleconference will be available through November 4, 2008 by calling (888) 203-1112 in the U.S. or (719) 457-0820 internationally and referencing reservation number 9435936.

About Adaptec

Adaptec, Inc. (NASDAQ: **ADPT**) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading original equipment manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at **www.adaptec.com**.

Safe Harbor Statement

This news release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include statements regarding its ability to maintain profitability and continue generating cash, the strengthening of its competitive position and its efforts with respect to innovation. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: general economic conditions, if we do not meet our restructuring objectives, we may have to continue to implement additional plans in order to reduce our operating costs; achieving necessary support from the contract manufacturers to which we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Quarterly Report on Form 10-Q for the quarter ended June 27, 2008 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward-looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.

###

Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations
(unaudited)

		Three-Month Period Ended			Six-Month Period Ended	
		September 26, 2008	June 27, 2008	September 28, 2007	September 26, 2008	September 28, 2007
		(in thousands, except per share amounts)				
Net revenues	$	**31,655** $	**31,503** $	**37,693** $	**63,158** $	**73,795**
Cost of revenues		18,326	16,821	24,168	35,147	48,761
Gross profit		**13,329**	**14,682**	**13,525**	**28,011**	**25,034**
Operating expenses:						
Research and development		4,863	5,903	9,435	10,766	19,851
Selling, marketing and administrative		8,753	9,497	12,962	18,250	26,422
Amortization of acquisition-related intangible assets		108	--	630	108	1,273
Restructuring charges		1,402	1,837	3,428	3,239	4,954
Other charges (gains)		--	--	115	--	(5,799)
Total operating expenses		**15,126**	**17,237**	**26,570**	**32,363**	**46,701**
Loss from continuing operations		**(1,797)**	**(2,555)**	**(13,045)**	**(4,352)**	**(21,667)**
Interest and other income		6,242	5,262	7,797	11,504	14,518
Interest expense		(476)	(841)	(955)	(1,317)	(1,969)
Income (loss) from continuing operations before income taxes		3,969	1,866	(6,203)	5,835	(9,118)
Provision for income taxes		657	1,913	288	2,570	502
Income (loss) from continuing operations, net of taxes		**3,312**	**(47)**	**(6,491)**	**3,265**	**(9,620)**
Discontinued operations:						
Loss from discontinued operations, net of taxes		--	(734)	(997)	(734)	(1,503)
Income (loss) from disposal of discontinued operations, net of taxes		--	5,794	(144)	5,794	(144)
Income (loss) from discontinued operations, net of taxes		**--**	**5,060**	**(1,141)**	**5,060**	**(1,647)**
Net income (loss)	$	**3,312** $	**5,013** $	**(7,632)** $	**8,325** $	**(11,267)**
Income (loss) per common share:						
Basic						
Continuing operations	$	0.03 $	(0.00) $	(0.05) $	0.03 $	(0.08)
Discontinued operations	$	-- $	0.04 $	(0.01) $	0.04 $	(0.01)
Net income (loss)	$	0.03 $	0.04 $	(0.06) $	0.07 $	(0.10)
Diluted						
Continuing operations	$	0.02 $	(0.00) $	(0.05) $	0.02 $	(0.08)
Discontinued operations	$	-- $	0.04 $	(0.01) $	0.04 $	(0.01)
Net income (loss)	$	0.02 $	0.04 $	(0.06) $	0.06 $	(0.10)
Shares used in computing income (loss) per share:						
Basic		119,682	119,192	118,405	119,437	118,151
Diluted		134,594	119,192	118,405	137,038	118,151

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides enhance the ability of the investment community to review the Company's results and projections.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

Stock-based compensation expense: Stock-based compensation expense consists of expenses recorded under SFAS 123(R), "*Share-Based Payment,*" in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. The Company excludes stock-based compensation expense from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business; the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Management liquidation pool: The management liquidation pool of $5.6 million was included as part of the total consideration to acquire Aristos Logic Corporation. Under the merger agreement, the Company paid $3.2 million upon closing the merger transaction. The remaining $2.4 million is payable within twelve months from the acquisition date, to certain employees of the acquired company, contingent upon their continued employment with the Company. The Company excludes expenses associated with the management liquidation pool as these payments were instituted as a component of the acquisition process and does not reflect the Company's ongoing business.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, customer relationships and backlog that were acquired from prior acquisitions. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangible assets in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense. The amortization of acquisition-related intangible assets for core and existing technologies and backlog from the Company's acquisition of Aristos Logic Corporation is being reflected as cost of revenues, while the amortization of acquisition-related intangible assets for customer relationships is being reflected as part of operating expenses.

Restructuring charges and other charges (gains): Restructuring charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Other charges (gains) primarily relate to the impairment of acquisition-related intangible assets from prior acquisitions and gain on sale of long-lived assets. Restructuring charges and other charges (gains) are excluded from non-GAAP financial measures because they are not considered core operating activities. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results. Other charges (gains) are also excluded from non-GAAP financial measures because the occurrence of such costs is infrequent.

Gain on 3/4% convertible notes: The gain on the Company's 3/4% convertible notes relates to repurchases of these notes in the open market. The gain on the repurchase of 3/4% convertible notes is excluded from non-GAAP financial measures because the occurrence of such costs is infrequent, which would affect the ability of investors to compare the Company's period-over-period operating results, and because the Company does not believe that this activity is reflective of gains and losses customarily incurred in the management of its cash resources.

Income taxes: Incremental income taxes associated with certain non-GAAP items and a tax provision from certain discrete tax events that occurred during the first quarter of fiscal 2009, related to a pre-acquisition adjustment on a foreign entity.

Adaptec, Inc.
Reconciliation of GAAP to Non-GAAP Operating Results
(unaudited)

	Three-Month Period Ended			Six-Month Period Ended	
	September 26, 2008	June 27, 2008	September 28, 2007	September 26, 2008	September 28, 2007
			(in thousands)		
GAAP gross profit	$ 13,329	$ 14,682	$ 13,525	$ 28,011	$ 25,034
Stock-based compensation expense	118	103	76	221	172
Amortization of acquisition-related intangible assets	427	--	--	427	--
Non-GAAP gross profit	$ 13,874	$ 14,785	$ 13,601	$ 28,659	$ 25,206
GAAP income (loss) from continuing operations, net of taxes	$ 3,312	$ (47)	$ (6,491)	$ 3,265	$ (9,620)
Stock-based compensation expense	(219)	1,386	998	1,167	2,442
Management liquidation pool	332	--	--	332	--
Amortization of acquisition-related intangible assets	535	--	630	535	1,273
Restructuring charges	1,402	1,837	3,428	3,239	4,954
Other charges (gains)	--	--	115	--	(5,799)
Gain on 3/4% convertible notes	(1,283)	--	--	(1,283)	--
Income taxes	(31)	1,617	(192)	1,586	(352)
Non-GAAP income (loss) from continuing operations, net of taxes	$ 4,048	$ 4,793	$ (1,512)	$ 8,841	$ (7,102)
Adjustment for interest expense on 3/4% convertible notes, net of taxes	--	762	--	--	--
Adjusted Non-GAAP income (loss) from continuing operations, net of taxes -used only to calculate diluted earnings per share	$ 4,048	$ 5,555	$ (1,512)	$ 8,841	$ (7,102)
GAAP net income (loss)	$ 3,312	$ 5,013	$ (7,632)	$ 8,325	$ (11,267)
Stock-based compensation expense	(219)	1,386	998	1,167	2,442
Management liquidation pool	332	--	--	332	--
Amortization of acquisition-related intangible assets	535	--	630	535	1,273
Restructuring charges	1,402	1,837	3,428	3,239	4,954
Other charges (gains)	--	--	115	--	(5,799)
Gain on 3/4% convertible notes	(1,283)	--	--	(1,283)	--
Income taxes	(31)	1,617	(192)	1,586	(352)
Loss (income) from discontinued operations	--	(5,563)	294	(5,563)	497
Non-GAAP net income (loss)	$ 4,048	$ 4,290	$ (2,359)	$ 8,338	$ (8,252)
Adjustment for interest expense on 3/4% convertible notes, net of taxes	--	762	--	--	--
Adjusted Non-GAAP net income (loss) -used only to calculate diluted earnings per share	$ 4,048	$ 5,052	$ (2,359)	$ 8,338	$ (8,252)
Shares used in computing income (loss) per share:					
Basic - GAAP and Non-GAAP	**119,682**	**119,192**	**118,405**	**119,437**	**118,151**
Diluted - GAAP	**134,594**	**119,192**	**118,405**	**137,038**	**118,151**
Employee options and awards	--	1,067	--	--	--
3/4% convertible notes	(14,152)	19,224	--	(16,688)	--
Diluted - Non-GAAP	**120,442**	**139,483**	**118,405**	**120,350**	**118,151**

Adaptec, Inc.
Summary Balance Sheet and Cash Flow Data
(unaudited)

Balance Sheet Data		As of		
		September 26, 2008	March 31, 2008	September 28, 2007
		(in thousands)		
Cash, cash equivalents and marketable securities	$	456,922 $	626,216 $	597,598
Accounts receivable, net		18,333	23,204	26,672
Inventories		6,524	9,926	19,751
Goodwill and other intangible assets, net		39,452	--	3,867
Other assets		42,818	40,741	52,084
Total assets	$	**564,049** $	**700,087** $	**699,972**
Current liabilites	$	35,475 $	31,439 $	52,282
Current portion of convertible notes		86,959	225,321	--
Convertible notes, less current portion and other				
long-term obligations		17,514	19,231	231,416
Stockholders' equity		424,101	424,096	416,274
Total liabilities and stockholders' equity	$	**564,049** $	**700,087** $	**699,972**

Cash Flow Data		Three-Month Period Ended		
		September 26, 2008	June 27, 2008	September 28, 2007
		(in thousands)		
Net income (loss)	$	3,312 $	5,013 $	(7,632)
Less: Income (loss) from discontinued operations, net of taxes		--	5,060	(1,141)
Income (loss) from continuing operations, net of taxes		3,312	(47)	(6,491)
Adjustments to reconcile income (loss) from continuing operations, net of taxes, to net cash provided by operating activites:				
Non-cash P&L items:				
Stock-based compensation		(219)	1,386	998
Inventory-related charges		271	197	2,617
Depreciation and amortization		1,673	1,316	1,682
Gain on extinguishment of debt		(1,283)	--	--
Other items		--	60	195
Changes in assets and liabilities		2,002	4,644	3,945
Net cash provided by operating activities of continuing operations		**5,756**	**7,556**	**2,946**
Net cash used in operating activities of discontinued operations		**--**	**(151)**	**(2,050)**
Net cash provided by operating activities	$	**5,756** $	**7,405** $	**896**
Other significant cash flow activities:				
Proceeds from issuance of common stock		1,589	3	1,935
Payments for business acquisitions, net of cash acquired		(38,005)	--	--
Repurchase of 3/4% Notes		(136,858)	--	--